SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 10, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X                   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO THE BOARD news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA11.07
Tuesday, 9 October 2007
ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO THE BOARD
On 2 October 2007, Anglo American plc announced their sale of 67.1 million ordinary shares of AngloGold Ashanti Limited in a secondary offering. The offer closed today, 9 October 2007 resulting in Anglo American plc’s holding in AngloGold Ashanti reducing to 17.3%.
As a result of this reduction in shareholding, all the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs C Carroll and Mr R Médori, together with his alternate Mr P G Whitcutt have resigned with immediate effect.
Mr Edey, chairman of the board, expressed his appreciation to Mrs Carroll, Mr Medori and
Mr Whitcutt for the valuable contribution that they had made to the board during their period of appointment.
ENDS

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name Nature of Change
Mrs C Carroll Resigned effective 9 October 2007
Mr R Médori (Alternate: Mr P G Whitcutt) Resigned effective 9 October 2007
Taking account of the above the board of directors should read as follows:
Directors Alternate Directors
Mr R P Edey (Chairman) (British)
Dr T J Motlatsi (Deputy Chairman)
Mr M Cutifani (Chief Executive Officer) (Australian)
Mr F B Arisman (American)
Mr R E Bannerman (Ghanaian)
Mrs E le R Bradley
Mr J H Mensah (Ghanaian)
Mr W A Nairn
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson (British)
Mr S Venkatakrishnan (British)
Tuesday, 9 October 2007
JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 10, 2007
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary